U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                    Commission File No. 0-27958

                           NOTIFICATION OF LATE FILING

         (Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
                      [X] Form 10-Q   [ ] Form N-SAR

         For Period Ended: ...................................September 30, 2001

         [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:....................

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
     Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant                     FLANDERS CORPORATION

         Former Name if Applicable

         Address of Principal Executive Office (Street and Number)

                  2399 26TH AVENUE NORTH
                  ST. PETERSBURG, FL  33734-7568


                                     PART II
                            RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;






                 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q and N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         THE COMPANY NEEDS ADDITIONAL TIME TO OBTAIN CERTAIN INFORMATION FROM ITS SUBSIDARIES IN ORDER TO FINALIZE ITS FORM 10-Q. BECAUSE OF DELAYS BY THE SUBSIDIARIES, THE FORM 10-Q COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE.



                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contract in regard to this notification

     STEVEN K. CLARK          (727)                    822-4411
          (Name)           (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                         [X] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                            [ ] Yes     [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              FLANDERS CORPORATION

                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   11/14/2001                    By:         /s/ Steven K. Clark
                                         Vice President/Chief Financial Officer